UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

FORM 1-K

ANNUAL REPORT PURSUANT TO REGULATION A OF THE SECURITIES ACT OF 1933

For the fiscal year ended December 31, 2023

SLINGSHOT USA, LLC

(Exact name of issuer as specified in its charter)

Delaware	81-1996711
(State or other jurisdiction of	(IRS Employer
incorporation or organization)	Identification No.)

1209 Orange Street, Wilmington, DE	90067
(Address of principal executive offices)	(Zip code)

(650) 704-3521

(Registrant’s telephone number, including area code)

Preferred Units

(Title of each class of securities issued pursuant to Regulation A)

In this Annual Report, the term “Slingshot ProductionsTM," “Slingshot Productions,” "the Company," “our,” or "we" refers to Slingshot USA, LLC.

This report may contain forward-looking statements and information relating to, among other things, the Company, its business plan and strategy, and its industry. These forward-looking statements are based on the beliefs of, assumptions made by, and information currently available to the Company's management. When used in this report, the words "estimate," "project," "believe," "anticipate," "intend," "expect," and similar expressions are intended to identify forward-looking statements, which constitute forward-looking statements. These statements reflect management's current views with respect to future events and are subject to risks and uncertainties that could cause the Company's actual results to differ materially from those contained in the forward-looking statements. You are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date on which they are made. The Company does not undertake any obligation to revise or update these forward-looking statements to reflect events or circumstances after such date or to reflect the occurrence of unanticipated events.

ITEM 1. BUSINESS

Introduction

Slingshot ProductionsTM, established on September 14, 2021, in Delaware as a Limited Liability Company opting for Corporation tax status, focuses on creating, producing, distributing, marketing, financing, and monetizing full-length animated movies. Our inaugural project, the DAVID movie ("DAVID"), is an animated musical drawing inspired by David's biblical narrative. This film aims to align with the highest animation standards, enriching viewers with authentic biblical storytelling, riveting music, and superior production values. Scheduled for a November 2025 worldwide cinema release, DAVID aspires to be a monumental cinema event, leaving a lasting impact for generations.

This film aims to bridge audiences globally, leveraging the millennia-spanning appeal of David’s story, celebrated across diverse cultures and beliefs. Directed by Phil Cunningham, our mission is to craft a film that entertains and inspires, ensuring fidelity to the biblical narrative while reaching a broad audience spectrum.

Embracing modern equity crowdfunding opportunities enabled by new legislation, Slingshot Productions invites community and faith-based investors to participate in the early-stage financing, offering a chance to contribute and potentially share in the success.

Historically, animated features have proven their massive appeal and revenue-generating capacity, with titles like "Frozen," "The Incredibles," and "Toy Story" achieving over $1 billion in revenue. Faith-based productions, such as "Prince of Egypt" and "Passion of the Christ," have also demonstrated substantial market viability, underscoring the untapped potential for high-quality religious content.

Slingshot Productions is poised to leverage these dynamics, aiming for DAVID to set a new standard in faith-based entertainment. The strategy encompasses exceptional production values and innovative distribution methods, engaging a global community in the storytelling process. DAVID is crafted to fill a unique niche, blending adventure, music, and narrative depth, distinguishing itself from traditional faith-based cinema.

In the spirit of the JOBS Act, we recognize the transformative power of fan engagement in entertainment. Our approach is grounded in community collaboration, offering an inclusive platform for supporters to partake in the storytelling journey. DAVID embodies this synergy, blending timeless biblical narratives with contemporary animation and storytelling techniques, aiming to resonate across diverse demographics.

In sum, DAVID is not merely a film but a cultural endeavor that promises to rekindle the profound narratives of the Bible through the universal language of animation, engaging, inspiring, and uniting audiences around the globe.

Company Purpose

Slingshot Productions is a media house built to celebrate truth, topple giants and ignite transformation.

Projects

The first project was to showcase the envisioned film quality and animation capabilities, and a demo clip was created as a proof of concept. The demo is not part of the movie or the Young David series and is a completed project. This was completed in 2017 and can be viewed here: https://youtu.be/8NUsnQ1EcOo.

Two projects are running simultaneously and complement each other. The first is Young DAVID, which consists of five short episodes released from November 2023 to March 2024. The second project is a major feature film that will be released theatrically worldwide in 2025.

Young DAVID Series

The Young DAVID series will precede the DAVID feature film. Young DAVID is a five-episode series exploring David's youth shortly before Samuel anoints him as the next King of Israel. Each episode is approximately five minutes long.

The LINK (https://youtu.be/Sa4-GCtt728?si=7ZxDyqts_3c1eE6s) showcases all the Young David series that have been developed.

The initial five Young DAVID episodes are titled Warrior, King, Shepherd, Poet, and Worshiper, each exploring a facet of David's character as revealed in the biblical text. Between November 2023 and March 2024, Young DAVID will be available to screen through Minno Kids and Angel Studios. It is a key strategic release strategy to build awareness and market the DAVID feature movie. The production of the Young DAVID series is complete.

For more information, please visit www.thedavidmovie.com

DAVID Feature Film

Inspiration

David is one of the most inspiring characters in human history. Warrior, Poet, Shepherd, Worshiper, and King, David’s life is one of incredible color and energy. It’s the ultimate underdog story.

It's about much more than a shepherd boy who took on a giant. It’s a story that can inspire a generation to live more courageously and love more generously.

Not only is David's life one of the most compelling stories of human history, but it also points to God in a way that challenges the image many have of an austere, unapproachable, and distant deity.

Synopsis

David is the youngest of eight sons and right at the bottom of his family’s pecking order when he discovers a destiny far greater than he had ever dreamed. From caring for his father’s sheep in remote fields, he suddenly finds himself in the King’s palace on a collision course with two hostile armies, a giant enemy warrior, and his own King, Saul. One of history’s most loved and best-known stories is coming to the big screen as a major animated feature film to ignite a new courageous generation of giant slayers.

Why Animation?

We want DAVID’s message to reach every culture and every generation and to be watched and re-watched for decades to come. Animation has a unique power to communicate across age, cultural, and language barriers like no other medium and is possibly the most evergreen and best-performing of all film genres.

Project Status

The DAVID Movie is in production and is due for a November 2025 worldwide cinematic release.

Feature Film Financing

The project requires $60.9 million in funding to pay for the production of the DAVID movie and other running expenses until the movie's launch, when revenue will be generated. The graph below shows the funding mechanism to date and the financing still required.

Slingshot Productions Limited, the Company’s controlling holding company, initially financed the production and running costs and was issued Preferred Units worth $19.6 million in return.

In 2022, the Company raised $7.1 million through Reg CF ($5.2 million), D ($1.4 million), and A+ ($0.7 million). In 2023, the Company raised a further $15.3 million via Reg A+.

In 2024, the Company signed a contractual agreement with two distributors to invest $3 million in July 2024. Angel Studios guarantees the $3 million subscription.

In 2023, the Company entered into a $10.6 million loan facility with related parties (owners of the Company’s holding company) at a monthly compounded interest rate of 10%. The loan is immediately repayable on request or matures on December 13, 2025.

Considering all the existing guaranteed funding and subscription agreements, except the Subscription Excluded below, the total funding at the end of December 2023 amounts to $56 million; the Company requires another $4.6 million, which ideally will be raised through Reg A+.

Subscription Excluded from analysis: Slingshot Productions has a binding subscription agreement to call up to $10.6 million in Preferred Units from Slingshot Productions Limited, the Company’s holding company. Subject to other investor interest, the Company may elect to receive all or any portion of the $10.6 million. This binding subscription agreement was not considered for the Project funding status since management intends to fund the outstanding funding with Crowdfunding or other private investments. The Company associates great value in building an audience through Crowdfunding and, therefore, will opt to raise as much Crowdfunding as possible. The binding subscription agreement to call up to $10.6 million Preferred Units will consequently only be used if Crowdfunding cannot be raised for the amount or via other funding.

How Will We Make Money?

DAVID will be distributed globally by Angel Studios - the distributors of the successful series “The Chosen,” “His Only Son,” and most recently, the highly successful “Sound of Freedom.” “Sound of Freedom” was Angel’s second foray into cinema distribution after the success of “His Only Son” and has grossed over $180 million at the domestic box office alone. Due to their innovative distribution approach, Angel has proven their ability to galvanize the support of the faith audience and see faith content break into the mainstream.

The DAVID strategy is to release on more than 4,000 screens in the US and secure major releases in all significant international markets. The producer hopes that all faith communities worldwide who know and love the story of David will screen the film. Outside of the faith community, we believe that David's story has the adventure, drama, and courage to draw and delight a mainstream audience far beyond the reach of most faith films.

Our unique approach to a successful cinema release includes four key pillars:

•	Building a Community. A significant portion of DAVID's production budget has been raised via crowdfunding, and our community of fans, friends, and followers is growing constantly. Plans are in place to continue growing and expanding this community until the global release in 2025.
•	Engaging the Faith Community. The initial "crowd" behind DAVID will be just a tiny subset of nearly 2.5 billion Christians worldwide, representing a massive global audience of families who already know and love the story of David. While DAVID is for a diverse, international movie-going audience, the Faith community is very likely where DAVID’s "snowball" will start. Making a movie that authentically honors the biblical text is the filmmakers’ passion and priority, and they firmly believe that cinematic audiences will be delighted by DAVID's quality, entertainment, and spiritual depth.
•	Release of the Young DAVID series. This will precede the release of the DAVID feature film, and it will be a tool for building awareness ahead of the release of DAVID. The Young DAVID episodes will be critical assets in driving pre-sales of the DAVID movie tickets. Minno Kids and Angel Studios will release young DAVID between November 2023 and March 2024.
•	Global Theatrical Release Strategy. Angel Studios has developed a highly innovative and effective approach to marketing a theatrical release that will be refined and adapted for DAVID. Part of Angel Studios' success with “Sound of Freedom” was their groundbreaking approach to pre-selling tickets and allowing fans to "Pay-it-Forward" (pre-purchase tickets for fans who could not normally afford a movie outing). With this experience, marketing pre-sales of movie tickets for DAVID will start as early as possible. The goal is to build momentum with Young DAVID in collaboration with the release of incredible new songs and a PIF campaign and to leverage pre-sales over an extended period, which major studios typically spend over a hundred million dollars to achieve.

The Commercial Potential of DAVID

Animated movies can draw an entire family audience, have strong re-watchability, and have the potential for multiple ancillary revenue streams - from music to toys, books, apparel, and many more merchandise categories. This breadth of appeal and diversity of revenue streams have made animated movies one of the most commercially successful film genres. The current commercial plans include:

i. Theatrical Box Office

The Producer’s vision for DAVID is to become the most-viewed animated film of all time – an epic biblical story to delight the faith audience while drawing a broader mainstream audience. While the cinema industry faces increasing competition from various forms of home entertainment, six of the top ten box-office earners of all time have been released since 2018, and 2023 saw two of the top twenty box-office grosses of all time. The goal is to make DAVID the must-see family movie event with a global theatrical release scheduled for November 2025, in addition to several ancillary revenue streams that should be possible from the DAVID property, as well as an additional faith-based series developed from the "Torch Creation Fund" to benefit all Company unitholders.

ii. Licensing and Merchandise (L&M)

Retail products, publishing, gaming, and other licensing constitute a significant revenue stream for successful animated properties. As a reference, “Toy Story” and “Cars” have each generated an estimated $10 billion in gross revenue from L&M to date, and “Frozen” generated approximately $5 billion in L&M gross in 2014.

DAVID has vast and unique merchandise potential. The strategy to release the five Young DAVID episodes from November 2023 to March 2024 as a prequel to the 2025 DAVID feature film will lay the foundation for creating further episodes of Young DAVID or DAVID content for years after the feature film. This strategically maintains licensing activities and product retail beyond the initial feature film release.

While L&M opportunities are expected to increase in 2025 with the launch of DAVID, an initial range of merchandise has been launched via the Angel Studios app and online store – see the following link https://shop.angel.com/pages/david-1. One unique opportunity the crowdfunding and community-building model offers is the ability to build a merchandise range and business during film production.

In addition, plush toys, puzzles, kids' apparel, journals, books, and many other functional and inspirational products for teenagers and adults will be launched.

iii. Home Entertainment

As a reference, “Minions” (2015) has earned $125 million in DVD/Blu-Ray sales. TV/Streaming revenue is estimated at approximately 5% of box-office gross. A successful theatrical release generally creates a strong demand for TV/Streaming rights – although no assurance can be given.

Revenue potential from music publishing, broadcasting, and streaming the Young DAVID series has been explored.

iv. Future Properties and Revenue Streams

The founders of Slingshot Productions have committed a percentage of net revenue to developing future faith content, David Torch Fund: 9% of DAVID and Young DAVID net revenue. Investors in the DAVID project will continue to participate as unitholders in any other content produced by Slingshot Productions in the future.

The long-term plan is to produce more DAVID content pending a successful release. The filmmakers aspire to produce more animated films about Esther and other biblical figures.

v. Other Commercial Opportunities Under Exploration

A successful release of DAVID and the Young DAVID series will open new avenues of revenue potential. Opportunities under exploration include, but are not limited to, a DAVID Immersive Experience, Musical Theater production, music publishing, curriculum development, and more.

Employees

As of March 2024, we have eight part-time employees or contractors who typically work between 1 and 20 hours per week and a variety of other part-time employees/independent contractors we use on an as-needed basis.

Competition

Thousands of other companies are involved in creating and monetizing entertainment content, from giant international conglomerates to small independent creators. Many of these companies are potential competitors because we compete to develop consumer entertainment. Major animation studios, including Pixar, Disney, Dreamworks, Sony, and others, Independent faith film and TV productions, and Streaming services offering film and series content of all genres, including Netflix, Amazon Prime Video, Disney+, and others.

Intellectual Property

The Company, amongst other assets, owns the DAVID demo and the intellectual property and rights associated with Young DAVID and the DAVID movie.

The first project was to showcase the envisioned film quality and animation capabilities, and a demo clip was created as a proof of concept. The demo is not part of the movie or the Young David series. The holding company, Slingshot Productions Limited ("Slingshot Productions Limited”), created and produced an initial DAVID demo.

On November 8, 2021, Slingshot Productions Limited sold the DAVID movie demo, as well as all intellectual property related to Young DAVID and the DAVID movie, to the Company in exchange for 50,400,000 Common Units and 19,600,000 Preferred Units of the Company.

Litigation

Slingshot Productions has not been involved in any litigation, and its management is unaware of any pending or threatened legal actions relating to its intellectual property, business activities, or otherwise.

The Company’s Property

Slingshot Productions does not own or lease any real estate, office space, or significant tangible assets. Operating mostly virtually, the Company has coworking working spaces with Slingshot Productions Limited.

ITEM 2. MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

You should read the following discussion and analysis of our financial condition and results of operations together with our financial statements and the related notes and other financial information included elsewhere in this offering. Some of the information contained in this discussion and analysis, including information regarding the strategy and plans for our business, include forward-looking statements that involve risks and uncertainties.

Overview

Slingshot USA, LLC t/a Slingshot ProductionsTM (the “Company” or “Slingshot Productions”) is a limited liability company organized in the state of Delaware on September 14, 2021, and made the Federal tax election to be taxed as a C corporation. Slingshot Productions Limited and The Gideon Trust each own 50% of the Company’s Common Units, with Slingshot Productions Limited owning the majority voting rights. The Company does not have a finite life. Member liabilities are limited to the amount of equity contributions.

Going Concern Statement

Slingshot Productions is yet to be profitable, so we rely upon funds from investors (along with any profits we make from our business) to pay for our operations. This is common for most startups and the reason those startups raise money.

The Company requires funding for operational, production, and advertising costs, collectively called the "Running cost," until the DAVID movie is released and generates significant revenue. The movie's release is planned for 2025, and the total running cost through then will amount to $61 million. The Company has raised funding of $56 million and has a binding subscription agreement to call up to $10.6 million from Slingshot Productions Limited. The Company has adequate funding to cover the $61 million Running cost.

Once the Company starts earning significant revenue from the movie, it anticipates it can cover the Running cost going forward.

Warrants

Since its first year of operation, the Company has been issued preferred units at $1 per unit and continued to do so during Reg CF and Reg D equity offerings. As the Company prepares to release its movie, it launched Reg A+ at a higher price of $1.25 per preferred unit, which was increased to $1.65 in December 2023. However, given the high costs of running Crowdfunding campaigns, the Company has decided to keep its Reg D issuances at $1 per Preferred Unit.

In March 2023, Slingshot Productions Limited invested $11 million at $1.25 per preferred unit through Reg A+. Simultaneously, the Company issued 2,200,000 warrants with an exercise price of $0.01 per Preferred Unit to Slingshot Productions Limited, which exercised the warrants in 2023.

In August 2023, the Angel Acceleration Fund invested $1 million at $1.25 per preferred unit through Reg A +, and simultaneously, the Company issued 200,000 warrants with an exercise price of $0.10 per Preferred Unit to the Angel Acceleration Fund. These warrants were exercised in 2023.

Since no advertising costs were associated with the Slingshot Productions Limited and Angel Acceleration Fund investment, management deemed an effective price of approximately $1 per preferred unit, similar to that of Reg D, as explained above (which includes the effect of the warrants), reasonable.

2023 Operating Results

Financial Performance:

The Company is still producing DAVID, and in 2023, it launched initial merchandise and started monetizing the Young DAVID series, which amounted to $259k in sales. There were no sales during 2022. We anticipate other revenue streams to begin through 2025, and we are optimistic that sales will grow as we approach the launch of DAVID in November 2025.

Advertising expenses decreased from $973k in 2022 to $206k in 2023. This expense represents advertising to promote our crowdfunding campaigns. Our advertising spending halted for a big part of 2023, which was strategically done to await the release of the Young DAVID series.

Professional fees increased from $504k in 2022 to $658k. The 30% increase is due to increased fees agreed upon with our legal counsel and contract increases previously agreed upon with other service providers.

The insurance expenses increased from $6k to $19.8k, which was in line with the increased risk exposure of the Company with more commercial activities in 2023.

Key stakeholders and contractors met with the Company’s management for a summit in Los Angeles in 2023, which is key to planning, coordinating, distributing, and monetizing DAVID. In addition, several trips were made to meet with potential investors to close the additional funding required. This resulted in $148k of travel expenses in 2023, which was not incurred in 2022.

The Company incurred a $3.7k interest expense from the facility entered into in December 2023 with related parties (owners of the Company’s holding company), which was capitalized in production costs of DAVID (recorded in investments in production).

Our operating loss before tax was $779k in 2023, down from $1,484k in 2022. Since our Company is not generating significant revenues yet, we expect operating losses to increase year-on-year until the movie's release in November 2025. The Company had a net loss of $779k in 2023 compared to $1,484k in 2022.

Financial Position:

Our Company had cash and cash equivalents of $2,345k as of December 31, 2022, which reduced to $193k as of December 31, 2023, which is due to the timing of cash inflows from the Company’s Crowdfunding campaigns, and cash outflows of paying production costs. Our accounts receivable decreased from $700k in 2022 to $80k in 2023, mainly related to certain rights associated with the Young DAVID series that we sold to a distributor, payable over an agreed period. The Young David rights, sold in 2022, were again acquired in 2023, with a new agreement between GoMinno, Angel Studios, and Slingshot Productions to monetize the Young David series in a collaborated effort. This also ensures that Slingshot Productions owns all rights associated with Young DAVID and DAVID. The subscription receivable of $500k as of December 31, 2022, was collected in cash on January 12, 2023. Our current assets decreased from $3,580k as of December 31, 2022, to $288k as of December 31, 2023, mainly due to the decrease in our cash balance due to the timing of Crowdfunding campaign inflows and production payment outflows.

Our non-current assets increased from $22,454k as of December 31, 2022, to $39,158k as of December 31, 2023. The increase was mainly attributable to the capitalization of the DAVID movie production costs. Our total assets increased from $26,034k as of December 31, 2022, to $39,446k as of December 31, 2023.

Our trade and other payables increased slightly from $37k as of December 31, 2022, to $57k as of December 31, 2023. Accounts payables to a related party decreased from $712k as of December 31, 2022, to $18k as of December 31, 2023, which is related to the production of the Young DAVID shorts that were fully paid during the 2023 financial year. Our short-term loan decreased from $897k as of December 31, 2022, to $800k as of December 31, 2023, which relates to the full repayment of an interest-free loan for the Crowdfunding advertising during 2023 and drawing funds from an interest-bearing facility of $800k during 2023 with related parties (owners of the Company’s holding company). Our current liabilities decreased to $945k as of December 31, 2023, from $1,840k as of December 31, 2022.

Our Preferred and Common Units increased from $26,754k as of December 31, 2022, to $41,840k as of December 31, 2023, due to the crowdfunding campaigns continuing in the 2023 financial year. Our accumulated deficit rose from $2,560k as of December 31, 2022, to $3,339k as of December 31, 2023. Our total members' equity increased from $24,194k as of December 31, 2022, to $38,501k as of December 31, 2023. Our total liabilities and members' equity increased from $26,034k as of December 31, 2022, to $39,446k as of December 31, 2023.

We anticipate sales will increase closer to the movie's launch, and we remain committed to managing our expenses effectively to ensure we achieve our financial objectives.

MANAGEMENT EVALUATION OF OPERATING RESULTS

At this stage, there are two key drivers for the Company – our production schedule and the funding thereof. We are delighted with both, although the production finalization schedule has been pushed to March 2025 from November 2024, as initially planned. The date adjustment does not affect the total production cost of $54.6 million. We are strategically considering additional revenue options to best position and accompany the DAVID theatrical launch, which will require additional funding and likely additional revenue streams. These plans are still under discussion, and the extra capital commitments have not been finalized.

We are amazed at the interest the Crowd showed in supporting the DAVID project in our Regulation Crowdfunding, as evidenced by our monumental achievement of securing the largest project crowdfunding campaign in the entertainment industry’s history.

Since commencing the DAVID project, we have required $61 million in funding. At the end of February 2024, $56.61 million was fully funded through private investments and Regulation CF, D, A+ Crowdfunding, contractual commitments, and a credit facility with related parties (owners of the Company’s holding company). The JOBS Act has created an opportunity for us to build a new type of company with the viewers able to invest in a project that they believe in, and for this reason, we prefer that the Crowd investment grow as much as possible.

The Company has a binding subscription agreement to call up to $10.6 million in Preferred Units from Slingshot Productions Limited, which management would prefer to avoid and have also funded by the Crowd, although this is optional. Excluding the call options explained in the previous sentence, we still require $4.6 million in Crowd Funding or other investments, and we believe that we will receive this by the end of 2024, although there is no assurance.

Once the funding requirements have been met, the Company will seek further investments to repay the current $10.6 million credit facility with related parties (owners of the Company’s holding company), improving its cash flow and simultaneously building our following and community.

Key Performance Metrics

As a startup, our primary focus is DAVID’s success. We consider three primary metrics when evaluating projects and initiatives.

Funding - At Slingshot Productions, we understand that securing the necessary funding is crucial to the success of the DAVID movie. Building and expanding our community is key to achieving our long-term goals. Here are some of the key performance metrics for our funding:

-	Crowdfunding Success: Our recent Reg CF crowdfunding campaign and Regulation A+ Crowdfunding raised a record-breaking amount in the entertainment industry, demonstrating our community's strength and growth potential. We plan to leverage this success to build our community further and generate interest in our movie.
-	Angel Partnership: Our partnership with Angel has the potential to amplify our community further and increase our following once the movie is ready for release. We are excited about the opportunities this collaboration will provide and the potential for continued growth.
-	Funding Status: We are pleased with our progress in securing funding for the project. The production budget is almost entirely funded, and we have secured bridge funding to cover any remaining expenses. However, we remain committed to obtaining more crowdfunding to increase our following and community engagement.

Production – we understand that producing a top-quality movie is essential to our success. Here are some key performance metrics for our production:

-	Timeline: Although the production completion date has shifted from November 2024 to March 2025, we are pleased to report that key production milestones are on track, and the production budget remains unchanged. Despite facing unexpected challenges, our team has demonstrated their expertise and dedication to the project. We are confident that we will stay on target for production completion.
-	Quality Assurance: We take great pride in the quality of our work and are committed to maintaining the highest standards throughout production. Feedback from our screenings to date and feedback from those who have seen the production work has been overwhelmingly positive. We will continue to monitor this quality assurance metric through ratings from test screenings, critical reviews, and audience feedback, among others.
-	Budget: We are closely tracking our production budget and have adjusted it to maintain our high standards. Even while our target timelines shifted, we could keep the original budget. Being efficient with our resources will allow us to speed up production and bring the movie to audiences as soon as possible.

DAVID has attracted talented and experienced artists, animators, filmmakers, and music professionals worldwide. Our crew of over 170 people across 17 countries includes senior contributors to some of the last two decades' most successful and iconic movies, including “Finding Nemo”, “Moana”, “Tangled”, “Big Hero 6”, and “Soul”. Our music team includes multiple Grammy winners. The music of DAVID is inspiring, with several potentially timeless hits on the soundtrack.

Distribution - The project's success will depend on the distribution strategy used to maximize revenue potential. The key performance metrics for distribution will include the following:

-	Distribution channels used (e.g., theatrical release, online streaming, DVD sales, etc.);
-	Revenue generated from each distribution channel;
-	Number of countries where the movie is released and the revenue generated in each market; and
-	Marketing and promotion metrics include the number of trailers viewed, social media engagement, and press coverage.

Slingshot Productions’ Projects

The Company classifies projects to fall into one of three stages:

1.	“Active Projects” are projects that have made it into production or have already been released.

2.	“Completed Projects” are Active Projects that have reached a point where we do not expect them to generate significant additional revenue.

3.	“Development Projects” are projects in development that have yet to secure a release.

Projects

Slingshot Productions defines “Active Projects” as projects that are either in production or have secured a release. Any revenue generated by an Active Project is included as Project Revenue during the appropriate reporting period. If an Active Project reaches a point where we do not expect it to generate significant additional revenue, we consider it a “Completed Project.”

As of February 2024, Slingshot Productions has the following Completed Projects:

DAVID demo

The first project was to showcase the envisioned film quality and animation capabilities, and a demo clip was created as a proof of concept. The demo is a completed project, not part of the DAVID movie or the Young DAVID series.

As of February 2024, Slingshot Productions has the following Active Projects:

Young DAVID series

The Young DAVID series will precede the DAVID feature film. Young DAVID is a five-episode series exploring David's youth shortly before Samuel anoints him as the next King of Israel. Each episode is approximately five minutes long.

The initial five Young DAVID episodes are titled Warrior, King, Shepherd, Poet, and Worshiper, each exploring a facet of David's character as revealed in the biblical text. Between November 2023 and March 2024, Young DAVID will be available to screen through Minno Kids and Angel Studios. It is a key strategic release strategy to build awareness and market the DAVID feature movie. The production of the Young DAVID series is complete, and we will continue to monetize it.

DAVID feature film

David is one of the most inspiring characters in human history. A Warrior, Poet, Shepherd, Worshiper, and King, David’s life is full of incredible color and energy. It’s the ultimate underdog story.

It's about much more than a shepherd boy who took on a giant. It’s a story that can inspire a generation to live more courageously and love more generously. Not only is David's life one of the most compelling stories of human history, but it also points to God in a way that challenges the image many have of an austere, unapproachable, and distant deity.

Grammy Award-winning Jason Halbert is the project’s Executive Music Producer. For over 15 years, Jason has produced and directed for Kelly Clarkson, including The Kelly Clarkson Show.

Before teaming up with Kelly, Jason was highly successful in the Christian music industry. He started his career at 19 as a keyboardist for DC Talk before founding Sonicflood. He works alongside leading artists across the Christian and secular music industries.

Jason is joined by songwriter Jonas Myrin, who won the Grammy Award for Best Christian Song with Matt Redman. Besides his prolific writing in Christian worship, Jonas has written for mainstream artists, including Celine Dion, Nicole Scherzinger, and Andrea Bocelli.

The DAVID Movie is in production and is due for a November 2025 worldwide cinematic release.

LIQUIDITY AND CAPITAL RESOURCES

Slingshot Productions is a relatively new company that has required significant funding to get its operations off the ground. The Company's holding company, Slingshot Productions Limited, has already invested $30.6 million in the project, alongside the $5.2 million, $1.4 million, and $16.4 million raised from Regulation CF, D, and A+ Crowdfunding, respectively.

The Company obtained a $10.6 million credit facility from related parties (owners of the Company’s holding company) and has a contractual commitment from its distributors for a $3 million subscription in July 2024.

The Company has a binding subscription agreement to call up to an additional $10.6 million of Preferred Units from Slingshot Productions Limited. Management intends not to call on this option but to raise this $10.6 million through Regulation A+ crowdfunding or private investments.

Excluding the call option in the previous paragraph, the total funding amounts to $56.6 million, with an additional $4.6 million required through Crowdfunding or private investment to fully fund the Company up to the projected release of DAVID.

From a liquidity perspective, the Company believes it has adequate funding to cover its operational and funding marketing expenses up until the release of the film in 2025. However, it is important to note that the Company is still in the pre-revenue phase and is not expected to earn significant revenue until November 2025, when the movie is expected to be released. Therefore, the Company may require additional funding to cover any unforeseen expenses that may arise before it starts generating revenue.

From a capital resources perspective, the Company has a binding subscription agreement to call up to $10.6 million for Preferred Units from Slingshot Productions Limited. This provides it with some financial flexibility to bridge the gap between funding and the $61 million required.

Overall, while the Company appears to have adequate funding to cover its current expenses, it may require additional funding to cover any unforeseen expenses that may arise. The Company's ability to generate revenue from the DAVID movie in 2025 will be critical in determining its long-term liquidity and capital resources.

Relaxed Ongoing Reporting Requirements

If we become a public reporting company in the future, we will be required to publicly report on an ongoing basis as an “emerging growth company” (as defined in the JOBS Act) under the reporting rules set forth under the Exchange Act. For so long as we remain an “emerging growth company,” we may take advantage of certain exemptions from various reporting requirements that are applicable to other Exchange Act reporting companies that are not “emerging growth companies.”

If we become a public reporting company in the future, we expect to take advantage of these reporting exemptions until we are no longer an “emerging growth company.” We would remain an "emerging growth company" for up to five years, although if the market value of our Common Stock that is held by non-affiliates exceeds $700 million as of any June 30 before that time, we will cease to be an "emerging growth company" as of the following December 31.

If we do not become a public reporting company under the Exchange Act for any reason, we will be required to report publicly on an ongoing basis under the reporting rules set forth in Regulation A for Tier 2 issuers. The ongoing reporting requirements under Regulation A are more relaxed than for "emerging growth companies" under the Exchange Act. The differences include but are not limited to, being required to file only annual and semiannual reports rather than yearly and quarterly reports. Annual reports are due within 120 calendar days after the end of the issuer's fiscal year, and semiannual reports are due within 90 calendar days after the end of the first six months of the issuer's fiscal year.

In either case, we will be subject to ongoing public reporting requirements that are less rigorous than Exchange Act rules for companies that are not “emerging growth companies,” and our shareholders could receive less information than they might expect to receive from more mature public companies.

ITEM 3. MANAGERS, EXECUTIVE OFFICERS, AND SIGNIFICANT EMPLOYEES

The Company’s executive officers and board of managers are as follows as of March 7, 2024:

Name	Position	Age	Term of Office (if indefinite, date appointed)	Approximate hours per week (if part- time)/full-time
Sanet Kritzinger	Co-Founder, Executive Manager	50	Appointed to an indefinite term of office in September 2021	Full-time
Osment Philip Cunningham	Co-Founder, Executive Manager	53	Appointed to an indefinite term of office in September 2021	Full-time
David Michael Brett Johnson	Executive Manager	67	Appointed to an indefinite term of office in September 2021	5 hours
Bernardus Johannes Lans	Company Secretary and Chief Financial Officer	46	Appointed to an indefinite term of office in November 2021	Full-time
Paul Venter	Chief Executive Officer	44	Appointed to an indefinite term of office in March 2024	Full-time

Sanet Kritzinger – Co-Founder, Executive Manager

www.linkedin.com/in/sanet-kritzinger-06509210

Osment Philip Cunningham – Co-Founder, Executive Manager

www.linkedin.com/in/phil-cunningham-b2aa2519

David Michael Brett Johnson - Executive Manager

www.linkedin.com/in/thebrettjohnson

Bernardus Johannes Lans – Company Secretary and Chief Financial Officer

 www.linkedin.com/in/bernarduslans

Paul Venter – Chief Executive Officer

https://www.linkedin.com/in/paulventer/

COMPENSATION OF MANAGERS AND EXECUTIVE OFFICERS

For the fiscal year ended December 31, 2023, we compensated executive officers and managers as follows:

	Capacities in which compensation was received	Salary ($)	Other Non-Cash Compensation (1) ($)	Total compensation ($)
David Michael Brett Johnson	Board of Manager	$30,000	$30,000	$60,000

(1)	Non-cash compensation in the form of Preferred Units to the value of $15,000 on a six-month basis.

ITEM 4. SECURITY OWNERSHIP OF MANAGEMENT AND CERTAIN SECURITY HOLDERS

As of March 7, 2024, the following table sets out Slingshot Productions’ voting securities owned by our executive officers, managers, and other persons holding more than 10% of the Company's voting securities.

Name of Beneficial Owner	Address of beneficial owner	Number of Units and nature of beneficial ownership (2)	Percent of voting units (1)
Slingshot Productions Limited (3)	Level 3 Alexander House 35, Cybercity, Ebene, 72201, Mauritius	25,200,000 Common Units	31.1%
		30,600,000 Preferred Units	37.8%
			68.9%
The Gideon Trust (4)	Charter Place, 23/27 Seaton Place St Helier Jersey JE1 1JY	25,200,000 Common Units	31.1%
		81,000,000	100%

Notes:

(1) Based on a total of 81,000,000 Units with voting rights, consisting of 50,400,000 Common Units and 30,600,000 Preferred Units, issued and outstanding as of March 7, 2024. Preferred Unit holders have voting rights if that holder also holds Common Units.

(2) All Units are directly held.

(3) Slingshot Productions Limited is part of the A2G Group of companies, with the A2G Managers Trust as the sole ultimate holding entity. Continuum Fiduciary Ltd is the trustee, and Sanet Kritzinger and Frederik Kritzinger are the beneficiaries of the A2G Managers Trust.

(4) Pirunico Trustees (Jersey) Limited is the trustee of The Gideon Trust, and Osment Philip Cunningham is the beneficiary of The Gideon Trust.

ITEM 5. INTEREST OF MANAGEMENT AND OTHERS IN CERTAIN TRANSACTIONS

The Company is under contract with Miombo Enterprises (Pty) Ltd t/a Sunrise Animation Studios (“Sunrise”), a related party and a computer animation studio based in Cape Town, South Africa, with respect to the development and creation of DAVID. Osment Philip Cunningham is the co-owner of Sunrise, a member of the Company's Board of Managers, and the ultimate beneficial owner of The Gideon Trust, which owns 31.1% of the Company's voting rights.

The Company signed a service level agreement with A2G Managers Limited and Slingshot Productions Limited, which are part of the A2G Group of companies with the A2G Managers Trust as the sole ultimate holding entity. Continuum Fiduciary Ltd is the trustee, and Sanet Kritzinger and Frederik Kritzinger are the beneficiaries of the A2G Managers Trust. Slingshot Productions Limited owns 68.9% of the Company's voting rights, and Sanet Kritzinger is appointed to the Company's Board of Managers.

The Company has entered into a legally binding subscription agreement with Slingshot Productions Limited, pursuant to which it has the option to call up to $10.6 million of Preferred Units from Slingshot Productions Limited.

ITEM 6. OTHER INFORMATION

Subsequent December 31, 2023, the Company:

•	increased the authorized Preferred Units from 60 million to 90 million;
•	appointed Bernardus Johannes Lans (previously the Company Secretary) to the Board of Managers
•	appointed Paul Venter as Chief Operating Officer and to the Board of Managers.

The Companies Operating Agreement was amended to accommodate the above changes.

ITEM 7. FINANCIAL STATEMENTS

Slingshot USA, LLC t/a Slingshot ProductionsTM

A Delaware Limited Liability Company

Audited Financial Statements

December 31, 2023

Slingshot USA, LLC t/a Slingshot ProductionsTM

A Delaware Limited Liability Company

Financial Statements and Independent Auditor’s Report

December 31, 2023, and 2022

Slingshot USA, LLC t/a Slingshot ProductionsTM

TABLE OF CONTENTS

Page

INDEPENDENT AUDITOR’S REPORT	F-1 – F-2

FINANCIAL STATEMENTS AS OF DECEMBER 31, 2023 AND 2022, AND FOR THE YEARS THEN ENDED:

Balance Sheets	F-3

Statements of Operations	F-4

Statements of Changes in Members’ Equity	F-5

Statements of Cash Flows	F-6

Notes to Financial Statements	F-7 – F-16

Independent Auditor’s Report

To Management and Members of Slingshot USA, LLC

Opinion

We have audited the accompanying financial statements of Slingshot USA, LLC (the Company), which comprise the balance sheets as of December 31, 2023 and 2022, and the related statements of operations, statements of changes in members’ equity, and statements of cash flows for the years ended December 31, 2023 and 2022, and the related notes to financial statements.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of the Company as of December 31, 2023 and 2022, and the results of its operations and its cash flows for the year ended December 31, 2023 and 2022, in accordance with accounting principles generally accepted in the United States of America (US GAAP).

Basis for Opinion

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Our responsibilities under those standards are further described in the Auditors’ Responsibilities for the Audit of the Financial Statements section of our report. We are required to be independent of the Company and to meet our other ethical responsibilities in accordance with the relevant ethical requirements relating to our audits. We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Responsibilities of Management for the Financial Statements

Management is responsible for the preparation and fair presentation of the financial statements in accordance with US GAAP, and for the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement, whether due to fraud or error.

In preparing the financial statements, management is required to evaluate whether there are conditions or events, considered in the aggregate, that raise substantial doubt about the Company’s ability to continue as a going concern within one year after the date that the financial statements are available to be issued.

Auditors’ Responsibilities for the Audit of the Financial Statements

Our objectives are to obtain reasonable assurance about whether the financial statements as a whole are free from material misstatement, whether due to fraud or error, and to issue an auditors’ report that includes our opinion. Reasonable assurance is a high level of assurance but is not absolute assurance and therefore is not a guarantee that an audit conducted in accordance with generally accepted auditing standards will always detect a material misstatement when it exists. The risk of not detecting a material misstatement resulting from fraud is higher than for one resulting from error, as fraud may involve collusion, forgery, intentional omissions, misrepresentations, or the override of internal control. Misstatements are considered material if there is a substantial likelihood that, individually or in the aggregate, they would influence the judgment made by a reasonable user based on the financial statements.

F-1

In performing an audit in accordance with generally accepted auditing standards, we:

•	Exercise professional judgment and maintain professional skepticism throughout the audit.
•	Identify and assess the risks of material misstatement of the financial statements, whether due to fraud or error, and design and perform audit procedures responsive to those risks. Such procedures include examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements.
•	Obtain an understanding of internal control relevant to the audit in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control. Accordingly, no such opinion is expressed.
•	Evaluate the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluate the overall presentation of the financial statements.
•	Conclude whether, in our judgment, there are conditions or events, considered in the aggregate, that raise substantial doubt about the Company’s ability to continue as a going concern for a reasonable period of time.

We are required to communicate with those charged with governance regarding, among other matters, the planned scope and timing of the audit, significant audit findings, and certain internal control related matters that we identified during the audits.

/s/ Tanner LLC

Lehi, Utah

May 14, 2024

F-2

Slingshot USA, LLC t/a Slingshot ProductionsTM
Balance Sheets
As of December 31, 2023, and 2022

	Notes	As of December 31, 2023	As of December 31, 2022
ASSETS
Current assets:
Cash		$193,090	$2,345,593
Accounts receivable		80,590	700,000
Subscription receivable		-	500,000
Prepaid expenses and other		14,548	34,411
Total current assets		288,228	3,580,004

Non-current assets:
Investments in production, net	6	39,158,025	22,454,248
Total non-current assets		39,158,025	22,454,248
TOTAL ASSETS		$39,446,253	$26,034,252

LIABILITIES AND MEMBERS' EQUITY
Current liabilities:
Trade and other payables		$57,392	$36,656
Accounts payable to a related party	5	17,500	712,500
Accounts payable to holding company	5	70,000	193,431
Short-term loan	7	800,000	897,198
Total current liabilities		944,892	1,839,785

Members' equity:
Common units, no par, 70,000,000 authorized, 50,400,000 issued and outstanding at December 31, 2023, and 2022	4,9	-	-
Preferred Units, no par, 60,000,000 authorized, 41,802,504 and 27,134,404 issued and outstanding, at December 31, 2023, and December 31, 2022, respectively	4,9	41,840,187	26,754,131
Accumulated deficit		-3,338,826	-2,559,664
Total members' equity		38,501,361	24,194,467
TOTAL LIABILITIES AND MEMBERS’ EQUITY		$39,446,253	$26,034,252

See the accompanying notes, which are an integral part of these financial statements.

F-3

Slingshot USA, LLC t/a Slingshot ProductionsTM Statements of Operations
For the years ended December 31, 2023, and December 31, 2022

	Note	For the year ended December 31, 2023	For the year ended December 31, 2022
Revenue		$259,455	$-
Costs of net revenues		-	-
Gross profit		259,455	-

Operating expenses:
Advertising		206,482	973,043
Bank service charges		3,042	522
DE franchise tax		607	300
Foreign exchange loss		1,596	-
Insurance expense		19,864	6,133
IT costs		576	-
Travel expenses		148,045	-
Professional fees		658,405	504,353
Total operating expenses		1,038,617	1,484,351
Loss from operations before taxation		-779,162	-1,484,351
Income tax provision	8	-	-
Net loss		$-779,162	$-1,484,351

See the accompanying notes, which are an integral part of these financial statements.

F-4

Slingshot USA, LLC t/a Slingshot ProductionsTM
Statements of Changes in Members’ Equity
For the years ended December 31, 2023, and December 31, 2022

		Common Units		Preferred Units
	Note	Number of Shares	Amount	Number of Shares	Amount	Accumulated Deficit	Total Members' Equity
Balance at December 31, 2021		50,400,000	$-	19,600,000	$19,600,000	$-1,075,313	$18,524,687
Preferred unit issuances:
Regulation CF - No par, $1 issue		-	-	5,219,736	5,219,736	-	5,219,736
Regulation D – No par, $1 issue		-	-	1,400,000	1,400,000	-	1,400,000
Regulation A+ - No par, $1,25 issue		-	-	902,168	1,127,709	-	1,127,709
Offering costs		-	-	-	-605,814	-	-605,814
Stock-based compensation		-	-	12,500	12,500	-	12,500
Net loss		-	-	-	-	-1,484,351	-1,484,351
Balance at December 31, 2022		50,400,000	$-	27,134,404	$26,754,131	$-2,559,664	$24,194,467

Preferred unit issuances:
Regulation A+ (and exercise of associated warrants) – No par, $1 - $1.25 issue		-	-	14,646,100	15,349,626	-	15,349,626
Offering costs		-	-		-291,070	-	-291,070
Stock-based compensation		-	-	22,000	27,500	-	27,500
Net loss		-	-	-	-	-779,162	-779,162
Balance at December 31, 2023		50,400,000	$-	41,802,504	$41,840,187	$-3,338,826	$38,501,361

See the accompanying notes, which are an integral part of these financial statements.

F-5

Slingshot USA, LLC t/a Slingshot ProductionsTM
Statements of Cash Flows
For the years ended December 31, 2023, and December 31, 2022

	For the year ended December 31, 2023	For the year ended December 31, 2022
Cash flows from operating activities
Net loss	$-779,162	$-1,484,351
Adjustments to reconcile net loss to net cash used in operating activities:
Stock-based compensation	27,500	12,500
Changes in operating assets and liabilities:
(Increase)/decrease in accounts receivable	619,410	1,800,000
(Increase)/decrease in prepaid expenses and other	19,863	-34,411
Increase/(decrease) in trade and other payables	20,736	-126,554
Increase/(decrease) in payables to a related party	-695,000	-1,787,500
Increase/(decrease) in payables to holding company	-123,431	-41,807
Net cash used in operating activities	-910,084	-1,662,123

Cash flows from investing activities
Investments in productions	-16,703,777	-2,854,248
Net cash used in investing activities	-16,703,777	-2,854,248

Cash flows from financing activities
(Increase)/decrease in subscription receivable	500,000	-500,000
Proceeds from issuance of preferred units, net of offering costs	15,058,556	7,141,631
Proceeds from short-term loan	800,000	897,198
Repayment of short-term loan	-897,198	-688,080
Net cash provided by financing activities	15,461,358	6,850,749

Net change in cash	-2,152,503	2,334,378

Cash at beginning of period	2,345,593	11,215
Cash at end of period	$193,090	$2,345,593

See the accompanying notes, which are an integral part of these financial statements.

F-6

Slingshot USA, LLC t/a Slingshot ProductionsTM
NOTES TO FINANCIAL STATEMENTS
As of December 31, 2023, and 2022, and for the years then ended

NOTE 1: NATURE OF OPERATIONS

Slingshot USA, LLC (the “Company” or “Slingshot Productions”) is a limited liability company organized in the state of Delaware on September 14, 2021, and made the Federal tax election to be taxed as a C corporation. The Company is owned by Slingshot Productions Limited and does not have a finite life. Member liabilities are limited to the amount of equity contributions. All currency is reported in USD.

Slingshot Productions was formed to produce a feature-length animated film based on the biblical story of David. The objective is to make the movie to be as factually accurate as possible and simultaneously to make a movie that delights and entertains a wide global audience while delivering a powerful spiritual impact and providing a glimpse of God's heart. Our writers and directors have primarily referenced the NIV Bible to formulate accurate details of DAVID for the film. We have also built a Biblical Advisory Council that includes well-respected Evangelical theologians and Bible teachers, as well as a Jewish Rabbi based in Israel and a scholar of the original text, and has been really helpful in understanding the context of David's time and culture.

The Company has two current projects. The first is Young DAVID, which consists of five short episodes released from November 2023 to March 2024. The second project is a major feature film, DAVID, that will be released in 2025 theatrically world-wide.

Young DAVID Series

The Young DAVID series will precede the DAVID feature film. Young DAVID is a five-episode series exploring David's youth shortly before Samuel anoints him as the next King of Israel. Each episode is approximately five minutes long.

The initial five Young DAVID episodes are titled Warrior, King, Shepherd, Poet, and Worshiper. Each explores a facet of David's character as revealed in the biblical text. Young DAVID is currently available to screen through Minno Kids and Angel Studios between November 2023 and March 2024. The production of the Young DAVID series is complete.

DAVID Feature Film

The DAVID Movie is in production and is due for a 2025 worldwide cinematic release. The Company contracted Miombo Enterprises (Pty) Ltd t/a Sunrise Animation Studios ("Sunrise"), a related party and an animation studio based in Cape Town, South Africa, for the development and creation of DAVID.

NOTE 2: LIQUIDITY

The going concern concept is a fundamental accounting assumption that assumes a company will continue its operations for the foreseeable future. In accordance with U.S. generally accepted accounting standards (US GAAP), the financial statements are prepared under the assumption that the entity will continue as a going concern unless management intends to liquidate the entity or cease operations or there is substantial doubt about the entity's ability to continue as a going concern.

The Company was registered on September 14, 2021, and the Company is in the process of producing the DAVID movie. The Company requires funding for operational, production, and advertising costs, collectively called the "Running cost," until the DAVID movie is released and generates revenue. The movie's release is planned for 2025, and management estimates the total Running Cost to be $64 million, $16.3 million of which remains to be incurred as of December 31, 2023. Further, the Company has sustained recurring losses and has experienced negative cash flows from operating activities. Management has secured a $10.6m shareholder loan, of which $9.8m is available as of December 31, 2023. Management believes the additional firm commitments of subscription agreements of $10.6 million (entered in 2023) and $3.0 million (entered in 2024), along with the Company’s existing cash resources, are sufficient to fund planned production costs through at least May 15, 2025, at which date the movie production should be complete.

F-7

Slingshot USA, LLC t/a Slingshot ProductionsTM
NOTES TO FINANCIAL STATEMENTS
As of December 31, 2023, and 2022, and for the years then ended

The Company also has an active Regulation A+ Crowdfunding that is approved up to the end of July 2024 (www.thedavidmovie.com). There can be no assurance on the availability or terms upon which such financing and capital might be available.

NOTE 3: SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation

The Company’s financial statements are presented in accordance with US GAAP.

Use of Estimates

The preparation of financial statements in conformity with US GAAP requires management to make estimates and assumptions that affect certain reported amounts and disclosures. Accordingly, actual results could differ from those estimates.

Cash Equivalents

Cash and cash equivalents consist of cash at the bank.

Receivable and Allowance for Credit Losses

Accounts receivable are initially recognized at their transaction price and subsequently measured at amortized cost, adjusted for any loss allowance. Accounts receivable are periodically evaluated for collectability based on past credit history with clients and other factors. Provisions for losses on accounts receivable are determined based on loss experience, known and inherent risk in the account balance, and current economic conditions. Credit losses are measured on a collective or individual basis using the expected credit loss model, as prescribed by ASC 326. This model focuses on the estimation of all expected credit losses over the life of the receivables, reflecting both historical experience, current conditions, and reasonable and supportable forecasts.

An allowance for credit losses will be maintained to present the net amount expected to be collected. The allowance is a valuation account that is deducted from the amortized cost of the receivables to present the net carrying value at the amount expected to be collected.

- Changes in the credit loss allowance are recorded through credit loss expense in the income statement. No allowances for doubtful accounts were established as of December 31, 2023, and 2022.

Receivables are written off against the allowance for credit losses when deemed uncollectible. This decision is based on factors such as prolonged delinquency, customer bankruptcy, or other indicators of financial distress.

Recoveries of amounts previously written off are recorded as credits to the allowance for credit losses in the period when the recovery occurs.

This policy is intended to ensure that receivables are reported at amounts that reflect the expected ability to collect outstanding amounts while providing transparency about credit risk and changes in the estimate of future cash collections. The policy will be reviewed annually and updated as necessary to reflect changes in financial reporting standards, economic conditions, and the entity's risk assessment and management practices.

Subscription Receivable

The Company records unit issuances at the effective date. If the contribution is not funded upon issuance, the Company records a subscription receivable as an asset on the balance sheet. When subscription receivables are not received prior to issuing financial statements at a reporting date in satisfaction with the requirements under FASB ASC 505-10-45-2, the contributed capital is reclassified as a contra account to members’ equity on the balance sheet. The Company’s subscription receivable as of December 31, 2022, was collected in cash on January 12, 2023.

F-8

Slingshot USA, LLC t/a Slingshot ProductionsTM
NOTES TO FINANCIAL STATEMENTS
As of December 31, 2023, and 2022, and for the years then ended

Investments in Production

In accordance with ASC 926, "Entertainment—Films" ("ASC 926"), filmed entertainment costs include capitalized production costs, development costs, overhead, and capitalized interest costs, net of any amounts received from outside investors.

Capitalized film and television series/specials production costs are amortized. Participations and residuals are accrued and included in costs of revenues in the proportion that a title's current revenue bears to its Ultimate Revenue per the individual- film-forecast-computation method. Therefore, the amount of capitalized production costs amortized each period will depend on the ratio of Current Revenue to Ultimate Revenue for each film or television series/special for such period. The Company makes certain estimates and judgments of Ultimate Revenue to be recognized for each film or television series/special based on information received from our distributors or operating/strategic partners, our knowledge of the industry, as well as our production teams’ historical experience. The factors that we consider in estimating Ultimate Revenue include the perceived likeability of a title, actual performance (when available) at the box office or in markets currently being exploited, the title's release dates in each market, as well as consideration of other competitive titles releasing during the same timeframe and general economic conditions.

Ultimate Revenue includes estimates of revenue that will be earned over a period of, at most, ten years from the initial release date. Our estimates of Ultimate Revenue factor in a title's actual performance in each market (e.g., theatrical, home entertainment, consumer products), remaining markets (and territories) in which the title has yet to be released, additional developments related to new contracts for other distribution windows (e.g., on-demand, pay television, digital, etc.) and consumer product licensing opportunities. Due to the nature of our primary distribution arrangements, a portion of our estimate of future revenues is known to the Company, even though they have yet to be recognized in our financial results. Similarly, as a result of fixed arrangements and minimum guarantees that we have in place for television distribution and consumer products licensing arrangements, other revenue streams are essentially known to the Company even though they have yet to be recognized in our financial results. Depending upon where a specific film is within its lifetime release cycle, the amount of actual performance and estimates of revenues expected to be earned in future release markets vary. Before a title's initial release in its primary market, which for our feature films is intended for the worldwide theatrical market, there is inherent uncertainty about its performance due to its dependency on audience acceptance. Once released into its initial primary market, the Company's estimates of a title's performance in subsequent markets are further refined as the Company can obtain and analyze the impact of that title's initial performance on remaining estimates of Ultimate Revenue and future net cash flows.

Estimates of Ultimate Revenue (and anticipated participation and residual costs) are reviewed periodically in the ordinary business course and revised as necessary. A change in any given period to the estimate of Ultimate Revenues for an individual title will result in an increase or decrease in the percentage of amortization of capitalized production costs (and accrued participation and residual costs) recognized in that period. Depending on the performance of a title, significant changes to future Ultimate Revenue may occur, which could result in substantial changes to the amount of amortization of the capitalized production costs. An increase in the estimate of Ultimate Revenues will lower the percentage rate of amortization. Conversely, a decrease in the estimation of Ultimate Revenues will raise the percentage rate of amortization. In addition to evaluating estimates of Ultimate Revenue, in estimating a film's performance, the Company also considers other factors that may indicate that a title's carrying value is impaired.

For example, the Company considers substantial delays in a title's completion or release schedule, significant costs incurred over those originally forecasted, or significant underperformance in a particular market as possible indicators that a title's carrying value may be impaired, which may require a significant downward change in the estimate of a title's Ultimate Revenues. Suppose any one or a combination of these performance-related factors leads to a material change to our assessment of the recoverability of a title's carrying value. In that case, we evaluate the title's then-capitalized production costs for possible impairment by calculating the fair value of its capitalized costs (which is calculated using the net present value of the estimated remaining net cash flows to be generated for the title being evaluated).

F-9

Slingshot USA, LLC t/a Slingshot ProductionsTM
NOTES TO FINANCIAL STATEMENTS
As of December 31, 2023, and 2022 and for the years then ended

The Company derives these fair value measurements based on our assumptions about how market participants would price the asset. Due to the nature of these assets, market data for similar assets are unavailable.

Key assumptions used in such fair value measurements include: (1) the discount rate applied to future cash flow streams, which is based on a risk-free rate plus a risk premium representing the risk associated with the type of property being exploited, (2) the performance in markets not yet released and (3) the number of years over which we estimate future net cash flows. If we determine that a title's current carrying value (unamortized capitalized production costs) is greater than its fair value, then the title will be written down to fair value, and the write-off will be recorded as an impairment charge.

For feature films, the uncertainty around the estimates of net cash flows is reduced after a film's initial theatrical release as the level of predictability becomes higher. Thus, to the extent that we record a material impairment charge, it generally occurs in the quarter of a film's initial theatrical release.

Furthermore, a title's exposure to a material impairment charge generally declines over time (and most dramatically after a title's worldwide theatrical release) as the majority of a title's film costs are typically amortized within the first three years from initial release (approximately 50% and 80% within the first 12 months and three years, respectively).

After a film's initial worldwide theatrical release, the Company may observe indicators of impairment, such as lower-than-expected performance in home entertainment and other post-theatrical markets, which result in a reduction in our estimate of a film's Ultimate Revenues and may result in an impairment of the movie in periods following its initial theatrical release.

The Company may also record a write-down of capitalized production costs for an unreleased film if our estimate of Ultimate Revenues for such an unreleased title indicates that the capitalized production costs may not be recoverable. In such instances, the Company evaluates the title for impairment (as previously described), which could result in a pre-release write-down of the capitalized production costs.

As it relates to titles that have been impaired, additional impairments may be subsequently recorded if the uncertain components of our future revenues associated with those titles (e.g., those related to home entertainment sales) do not materialize as currently expected.

No reductions or impairments were recorded for the years ended December 31, 2023, and December 31, 2022.

 Fair Value of Financial Instruments

The Company discloses fair value information about financial instruments based upon certain market assumptions and pertinent information available to management. Financial Accounting Standards Board (“FASB”) guidance specifies a hierarchy of valuation techniques based on whether the inputs to those valuation techniques are observable or unobservable. Observable inputs reflect market data obtained from independent sources, while unobservable inputs reflect market assumptions. The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (Level 1 measurement) and the lowest priority to unobservable inputs (Level 3 measurement). The three levels of the fair value hierarchy are as follows:

Level 1 - Unadjusted quoted prices in active markets for identical assets or liabilities that the reporting entity can access at the measurement date. Level 1 primarily consists of financial instruments whose value is based on quoted market prices, such as exchange-traded instruments and listed equities.

Level 2 - Inputs other than quoted prices included within Level 1 that are observable for the asset or liability, either directly or indirectly (e.g., quoted prices of similar assets or liabilities in active markets or quoted prices for identical or similar assets or liabilities in markets that are not active).

F-10

Slingshot USA, LLC t/a Slingshot ProductionsTM
NOTES TO FINANCIAL STATEMENTS
As of December 31, 2023, and 2022 and for the years then ended

Level 3 - Unobservable inputs for the asset or liability. Financial instruments are considered Level 3 when their fair values are determined using pricing models, discounted cash flows, or similar techniques, and at least one significant model assumption or input is unobservable. The carrying amounts reported in the balance sheets approximate fair value.

Concentrations of Credit Risks

-	Cash

The Company's financial instruments that are exposed to concentrations of credit risk consist of its cash. The Company places its cash and cash equivalents with financial institutions of high creditworthiness. The Company's management plans to assess the financial strength and creditworthiness of any parties to which it extends funds, and as such, it believes that any associated credit risk exposures are limited. The Company’s cash is deposited in a single financial institution and may, at times, exceed the FDIC insurance limit.

-	Distribution and servicing arrangements

Angel Studios, Inc. has been engaged as DAVID's exclusive worldwide distributor. The Company and Angel Studios have agreed to collaborate and mutually agree on marketing strategy, and Angel Studios agreed to fund the marketing budget up to 50% of production costs. The key terms of the distribution agreement are:

-	From the first dollar earned, 9% will be paid to the Company’s Torch Creation Fund, and Angel will hold 6% to cover the Operations & Development Fee (“O&D”) cost. This 15% combined fee will continue to be paid until the Opportunity Cost Corridor (“OCC”) is reached (see below).
-	The 85% revenue balance will be dedicated to recouping all Permitted Distribution and Marketing Expenses.
-	After all Permitted Distribution and Marketing Expenses are recouped, the balance will be paid to the Company until Production Costs plus 20% have been recouped.
-	After that, the Opportunity Cost Corridor (OCC) will commence and the O&D Fee and Torch Creation Fund will cease. During the OCC, Angel will receive 60% of the net revenue until it has received 27.33% of the Production Cost paid to the Company. The 40% revenue balance will be paid to the Company throughout the OCC.
-	Thereafter, depending on the revenue source, the Company retains between 57% and 66.7% of the balance.

Revenue Recognition

ASC Topic 606, "Revenue from Contracts with Customers," establishes principles for reporting information about the nature, amount, timing, and uncertainty of revenue and cash flows arising from the entity's contracts to provide goods or services to customers.

Revenues are recognized when control of the promised goods or services is transferred to a customer in an amount that reflects the consideration that the Company expects to receive in exchange for those goods or services. The Company applies the following five steps in order to determine the appropriate amount of revenue to be recognized as it fulfills its obligations under each of its agreements: 1) identify the contract with a customer; 2) identify the performance obligations in the contract; 3) determine the transaction price; 4) allocate the transaction price to performance obligations in the contract; and 5) recognize revenue as the performance obligation is satisfied.

Contribution Revenue

The Company generates royalty revenues from funds received under a non-reciprocal agreement with Angel Studios for donation proceeds received by Angel Studios to be used in furtherance of the purposes of the Company, which include the production (and related costs) of the Young David series, and the DAVID feature film.

F-11

Slingshot USA, LLC t/a Slingshot ProductionsTM
NOTES TO FINANCIAL STATEMENTS
As of December 31, 2023, and 2022 and for the years then ended

Contributions received from voluntary donations pursuant to the agreement with Angel Studios generate a royalty and are reported as Contribution revenues in the statement of operations in accordance with ASC Topic 958, Not-for-Profit Entities, being a core source of revenue from the Young David series and used to market and distribute the Young David series, and to produce (and eventually market and distribute) the DAVID movie. Revenue from these contributions is recognized in the period that the Company receives the royalties from contributions in accordance with ASC 958, as the contributions received under the agreement are non-exchange transactions and are not subject to conditions or restrictions.

Merchandise Revenue

The Company received royalties from DAVID merchandise sold by Angel Studios in accordance with the Content Distribution Agreement – mainly clothing and books. Royalty revenue is recognized when the customer receives and pays for the merchandise. The Company does not own or maintain the merchandise inventory. Angel Studios manages merchandise sales, and all merchandise inventory is owned by Angel Studios.

The following table presents the Company’s royalty revenue disaggregated by merchandise revenues and contribution revenues:

	December 31, 2023	December 31, 2022
Royalties earned on Merchandise sales	$14,535	-
Royalties earned on Contributions	244,920	-
	259,455	-

Revenue attributable to the Company’s projects will be recognized over multiple months or years.

Unit-Based Compensation

The Company measures unit-based awards at grant-date fair value and recognizes employee and consultant compensation expenses on a straight-line basis over the award's vesting period. Determining the appropriate fair value of stock-based awards requires the input of subjective assumptions, including the fair value of the Company's preferred units.

Offering Costs

The Company records offering costs in accordance with FASB ASC 340-10-S99-1. Prior to the completion of an offering, offering costs are capitalized as deferred offering costs on the balance sheet. The deferred offering costs are charged to members’ equity upon the completion of an offering or to expense if the offering is not completed.

Income Taxes

The Company accounts for income taxes per the Income Taxes Topic of the FASB Accounting Standards Codification (ASC Topic 740), which requires, among other things, the separate recognition of deferred tax assets and deferred tax liabilities. Such deferred tax assets and deferred tax liabilities represent the tax effect of temporary differences between financial reporting and tax reporting measured at enacted tax rates in effect for the year in which the differences are expected to reverse.

Deferred income tax assets and liabilities are adjusted for the effects of changes in tax laws and rates on the date of enactment. Valuation allowances, if any, are recorded to reduce deferred tax assets to the amount considered more-likely-than-not to be realized. ASC Topic 740 requires that the Company recognize only the impact of tax positions that, based on their technical merits, are more likely than not to be sustained upon an audit by the taxing authority.

F-12

Slingshot USA, LLC t/a Slingshot ProductionsTM
NOTES TO FINANCIAL STATEMENTS
As of December 31, 2023, and 2022 and for the years then ended

The determination of the Company's provision for income taxes, including the Company's effective tax rate and analysis of potential tax exposure items, if any, requires significant judgment and expertise in federal and state income tax laws, regulations, and strategies, including the determination of deferred tax assets and liabilities and any estimated valuation allowances the Company deems necessary to value deferred tax assets.

The Company's judgments and tax strategies are subject to audit by various taxing authorities. While the Company believes no provision for any uncertain income tax positions in our financial statements is required, adverse determinations by taxing authorities could have a material negative effect on our financial condition, results of operations, or cash flows.

NOTE 4: MEMBERS’ EQUITY

The Company has issued two types of units, namely Common and Preferred. "Unit" means a portion of the Company's Membership Interests, including any Common and Preferred Units. All Units represent an equal portion of Membership Interests. The amount of Membership Interest represented by a Unit shall be equal to a fraction, the numerator of which is one (1) and the denominator of which is the number of all issued and outstanding Units of the Company.

"Preferred Units" means Units of the Company that have the same rights as those held by the Common Unitholders, except that (a) the Preferred Units do not carry a right to vote, govern, or actively participate in the Company’s acts, and any reference to the vote of the Members or a Majority Vote excludes the Preferred Unit holders, with the exception if a Preferred Unit holder also holds Common Unit(s) (see Note 9) (b) the Preferred Units include a right to preferred distributions as set forth in this Agreement, and (c) the Preferred Units only contain a certain right to information as required to be filed on an annual basis pursuant to 17 CFR 227.202. To clarify, Preferred Units will carry the same rights as Common Units should the holder hold at least 1 (one) Common Unit.

Before making any distributions to the Common Unitholders, the Company shall first distribute to the Preferred Unit holders until they receive a cumulative return of one hundred twenty percent (120%) of their initial capital contribution. Once the Preferred Unit holders have received a total of one hundred twenty percent (120%) of their initial capital contribution, the Company shall distribute all Profits in proportion to the Member's Membership Interest.

In March 2022, the Company completed an equity offering through Regulation Crowdfunding, raising gross proceeds of $5,219,736 for the issuance of 5,219,736 units of Preferred Units. The offering price was $1.00 per unit.

During the 2022 financial year, the Company completed Regulation D equity raises, providing gross proceeds of $1,400,000 for the issuance of 1,400,000 units of Preferred Units. The offering price for these offerings was $1.00 per unit.

The Company had a Regulation A funding round open during the years ended December 31, 2023, and 2022. During that period, investors could purchase Preferred Units at a unit price of $1.25, and the Company raised gross proceeds of $15,349,626 and $1,127,709, respectively. The unit price was adjusted to $1.65 in December 2023 for the remainder of the Regulation A+ Crowdfunding.

For the active rounds as of December 31, 2023, and 2022, investors had the opportunity to earn rewards (e.g., signed film poster, signed script, behind-the-scenes book, limited edition canvas, etc.) based on the amount of money they invested. As of December 31, 2023, and 2022, the total reward value owed for the units sold in the year was estimated at $20,360, and a liability was recorded in accrued expenses in the balance sheets as of December 31, 2023, and as a reduction to members’ equity for the years ended December 31, 2023.

F-13

Slingshot USA, LLC t/a Slingshot ProductionsTM
NOTES TO FINANCIAL STATEMENTS
As of December 31, 2023, and 2022 and for the years then ended

Common and Preferred Unit par values and units authorized, issued, and outstanding are reported in the following table;

			Units issued and outstanding
	Par value	Authorized	December 31, 2023	December 31, 2022
Common units	$0.00	70,000,000	50,400,000	50,400,000
Preferred units	$0.00	60,000,000	41,802,504	27,134,404

NOTE 5: RELATED PARTY TRANSACTIONS

Acquisition of intangible assets

At the creation of the Company, it purchased intangible assets from its parent company, Slingshot Productions Limited. In return, the Company issued Common and Preferred units. Slingshot Productions Limited and the Company are related parties. Based on the circumstances, the Company recorded the intangible assets and film cost acquired at the carry-over cost values of $0 and $19,600,000, respectively. Refer to note 6 for additional information.

Amount due to parent company

An amount of $70,000 and $ 193,431 is due to the Company’s holding company, Slingshot Productions Limited, for accounting and administrative support services as well as expenses borne on behalf of the Company as of December 31, 2023, and 2022, respectively.

An amount of $17,500 and $12,500 is due to a Manager of the Company for services delivered during 2023 and 2022, respectively.

The amounts are disclosed as follows on the balance sheet:

	December 31, 2023	December 31, 2022

Current accounts payable to a related party	$17,500	712,500

NOTE 6: INVESTMENTS IN PRODUCTION

Slingshot Productions Limited is the Company’s parent company and, therefore, is a related party. The Company accounted for the 2021 issuance of Preferred Units for film costs at the cost basis of the film costs of $19,600,000. Additional intangible assets, including intellectual property, production art collection, video and audiovisual material, and distribution agreement, were also sold by Slingshot Productions Limited to the Company and recorded in the financial statements at $0, being the carry-over cost basis. The tax basis for the film cost and intangible assets acquired is $70,000,000, represented by the management’s estimated fair-market value thereof.

The film costs were acquired in 2021 from Slingshot Productions Limited for 19,600,000 Preferred Units, and the other intangible assets were received in return for 50,400,000 Common Units.

The Company amortizes film costs once the production phase concludes and the Company begins recognizing revenue. The Company expects to record amortization over the next five years as follows:

Year ending December 31,	Young DAVID	DAVID	Total
2024	$-	-	-
2025	-	29,864,178	29,864,178
2026	-	9,915,009	9,915,009
2027	-	4,412,926	4,412,926
2028	-	4,412,926	4,412,926

F-14

Slingshot USA, LLC t/a Slingshot ProductionsTM
NOTES TO FINANCIAL STATEMENTS
As of December 31, 2023, and 2022, and for the years then ended

NOTE 7: FINANCING ARRANGEMENTS

The Company signed an interest-free loan and security agreement effective October 18, 2021, with Angel Studios, Inc., a Delaware corporation, for up to a maximum of $1,000,000. The loan was repayable within seven months of the effective date and is exclusively to fund the digital ad-buying for Regulation Crowdfunding. On December 31, 2021, the Company utilized $688,080 of the facility, which was fully repaid during 2022.

The Company signed an interest-free loan and security agreement effective February 17, 2022, with Angel Studios, Inc., a Delaware corporation, for up to a maximum of $5,000,000. The loan is repayable on or before July 30, 2024, or within one month of a repayment request by Angel Studios. The loan is exclusively to fund the digital ad-buying for Regulation Crowdfunding. On December 31, 2022, the Company utilized $ 897,198 of the facility, which was fully repaid after December 31, 2022. Unissued Preferred Units secured the loan.

The Company entered into a $10,600,000 loan facility with related parties (owners of the Company’s holding company) at a monthly compounded interest rate of 10%, and the loan is immediately repayable on request or matures on December 13, 2025. On December 31, 2023, the unpaid principal balance was $800,000, and the interest payable was $3,777.

NOTE 8: INCOME TAXES

The effective tax rate of the Company's tax expense/(benefit) for income taxes differs from the federal statutory rate as follows:

	December 31, 2023		December 31, 2022
Computed Federal income tax expense (benefit) at the statutory rate	$-163,624	21%	$-320,418	21%
Other	10,472	-1.3%	-	-
Change in Valuation Allowance	153,152	-19.7%	320,418	-21%
Effective rate	-	0%	-	0%

The tax effects of significant items comprising the Company's deferred taxes are as follows as of:

Deferred tax assets:	December 31, 2023
Net operating losses	$776,047
Basis difference in intangibles	10,507,339
11,283,386
Less valuation allowance	-11,283,386
Net deferred tax assets/(liabilities)	-

As of December 31, 2023, and December 31, 2022, the Company had federal net operating losses carryforwards of $3,695,462 and $2,601,113, respectively, which can be carried forward indefinitely but are subject to an 80% use limitation annually.

The Company evaluates all available evidence to assess whether a valuation allowance is necessary to reduce its deferred tax assets. In both 2023 and 2022, due to operating losses incurred and the uncertainty surrounding the success of the Company’s first-time production, a total valuation allowance was recorded against net deferred tax assets as of December 31, 2023, and December 31, 2022. Management could not determine with sufficient certainty that the deferred tax assets would be realized.

F-15

Slingshot USA, LLC t/a Slingshot ProductionsTM
NOTES TO FINANCIAL STATEMENTS
As of December 31, 2023, and 2022 and for the years then ended

The Company files federal and state income tax returns in various jurisdictions with different statute limitations. As of December 31, 2023, the Company's 2023, 2022 and 2021 tax years were still subject to examination, but no tax returns were under audit.

The Company complies with the provisions of ASC Topic 740, which addresses accounting for uncertainty in tax positions. The guidelines require the impact of a tax position to be acknowledged in the financial statements if that position is more likely than not to be sustained on an audit based on the technical merits of the position. The Company includes any interest and penalties associated with unrecognized tax benefits within the provision for income taxes. The Company did not record any liability for unrecognized tax benefits for the years ended December 31, 2023, and December 31, 2022. The Company does not anticipate a significant change in its liability for unrecognized tax benefits over the next twelve months.

NOTE 9: SUBSEQUENT EVENTS

Management evaluated subsequent events through May 15, 2024, when the financial statements were available to be issued. The Company successfully launched its Regulation A+ crowdfunding campaign, which was approved through July 31, 2024. To date, $16,435,335 has been received through Reg A+, which includes an $11 million subscription agreement from Slingshot Productions Limited (the Company’s parent company).

Subsequent to December 31, 2023, the Company amended the Operating Agreement as follows:

•	Appointed two new Board Managers. Paul Venter as the Chief Executive Officer, and Bernardus Johannes Lans as the Chief Financial Officer.
•	The authorized Preferred Units were increased from 60,000,000 to 90,000,000
•	The rights of Preferred Units were changed in that Preferred Units have voting rights if the holder also holds Common Units. Holders with Preferred Units only do not have voting rights. This amendment changed the control of the Company as follows:

Prior to the amendment of the Preferred Unit rights:

	Number of Common Units	Number of Preferred Units	Number of Voting Units	Percent of Voting Units
Slingshot Productions Limited	25,200,000	30,600,000	25,200,000	50%
The Gideon Trust	25,200,000	-	25,200,000	50%
Total			50,400,000

After the amendment of the Preferred Unit rights:

	Number of Common Units	Number of Preferred Units	Number of Voting Units	Percent of voting Units
Slingshot Productions Limited	25,200,000	30,600,000	55,800,000	68.8%
The Gideon Trust	25,200,000	-	25,200,000	31.2%
Total			81,000,000

F-16

ITEM 10. EXHIBITS

 §

The documents listed in the Exhibit Index of this report are incorporated by reference or are filed with this report in each case, as indicated below.

1.	Form of Subscription Agreement*

2.	Escrow Agent Agreement*

*Previously filed.

SIGNATURE

Pursuant to the requirements of Regulation A, the issuer has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Slingshot USA, LLC t/a Slingshot ProductionsTM

/s/ Bernardus Lans
Chief Financial Officer